Exhibit 99.1

Clark Holdings Inc. Reports Second Quarter Fiscal 2011 Financial Results

TRENTON, N.J., August 15, 2011 /PRNewswire / — Clark Holdings Inc. ("Clark") (NYSE AMEX: GLA), a non-asset-based provider of mission-critical supply chain solutions, today announced operating results for the 13 and 26 weeks ended July 2, 2011.  Net loss attributable to Clark's common stockholders for the 13 weeks ended July 2, 2011 was $103,000 ($0.01 per diluted common share) compared to a net loss for the 13 weeks ended July 3, 2010 of $649,000 ($0.06 per diluted common share), inclusive of discontinued operations.

For more information on the Company's results of operations for the second quarter of 2011, please see the Company's Form 10-Q for the 13 weeks ended July 2, 2011, which was filed with the Securities and Exchange Commission today.

CLARK HOLDINGS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(In thousands, except share and per share data)

	13 Weeks Ended		26 Weeks Ended
	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010

Gross Revenues	$15,074	$17,311	$30,089	$31,865

Freight expense	(9,974)	(12,101)	(19,839)	(22,169)
Depreciation and amortization	(422)	(413)	(840)	(820)
Operating, selling and administrative expense	(4,803)	(5,141)	(9,727)	(10,531)
Restructuring charges	(43)	(218)	9	(285)
Impairment charge	–	(594)	–	(594)
Operating loss	(168)	(1,156)	(308)	(2,534)

Interest income	–	–	–	2
Interest expense	(40)	(39)	(75)	(80)
Loss before income taxes	(208)	(1,195)	(383)	(2,612)
Benefit for income taxes	91	910	164	1,425

Loss from continuing operations	$(117)	$(285)	$(219)	$(1,187)
Income (loss) from discontinued operations, net of tax	14	(364)	59	(715)
Net loss	$(103)	$(649)	$(160)	$(1,902)

Basic & diluted income (loss) per share
Loss from continuing operations	$(0.01)	$(0.03)	$(0.02)	$(0.11)
Income (loss) from discontinued operations	–	(0.03)	0.01	(0.07)
Net loss	$(0.01)	$(0.06)	$(0.01)	$(0.18)

Weighted average shares used to compute income (loss) per share
Basic and diluted	10,858,755	10,858,755	10,858,755	10,858,755

This press release may contain certain forward-looking statements including statements with regard to the future performance of Clark.  Words such as "believes," "expects," "projects," and "future" or similar expressions are intended to identify forward-looking statements. These forward-looking statements inherently involve certain risks and uncertainties that are detailed in Clark's filings with the Securities and Exchange Commission. Clark undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Gregory Burns, +1-646-257-2622

SOURCE Clark Holdings Inc.

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